Exhibit 99.1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation ("the Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis ("MD&A") also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2012 we reported a material weakness relating to segregation of duties at the Africa office in South Africa. During the year ended December 31, 2013 we remediated this weakness by appointing an assistant to the Chief Financial Officer ("CFO") to assume responsibility for the preparation of Caledonia's consolidated financial statements and the CFO will now oversee the reporting process which will enhance the ICFR. This represents a material change in our internal controls.

At December 31, 2013 we have tested our ICFR and management has evaluated the effectiveness of Caledonia's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited by the Group's independent auditor, KPMG Inc., in accordance with Canadian Auditing Standards. The independent auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2013 were approved by the Board of Directors and signed on its behalf on March 28, 2014.

(Signed) S. E. Hayden                                                     (Signed) S. R. Curtis

President and Chief Executive Officer                          Vice-President, Finance and Chief Financial Officer

KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag 9, Parkview, 2122, South Africa

Telephone +27 (0)11 647 7111
Fax +27 (0)11 647 8000
Docex 472 Johannesburg

Independent Auditors' Report

To the Shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation ("the Group"), which comprise the consolidated statement of financial position as at December 31, 2013, the consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information as set out on pages 4 to 53.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2

KPMG Inc is a company incorporated under the South African Companies Act and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Inc is a Registered Auditor, in public practice, in terms of the Auditing Profession Act, 26 of 2005.

Registration number 1999/021543/21

Policy Board:
Chief Executive: RM Kgosana

Executive Directors: T Fubu, A Hari, E Magondo, JS McIntosh, CAT Smit, D van Heerden

Other Directors: DC Duffield, LP Fourie, N Fubu, TH Hoole, A Jaffer, M Letsitsi, A Masemola, AM Mokgabudi, Y Suleman (Chairman of the Board), A Thunström

The company's principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors' names is available for inspection.

KPMG

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation as at December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated financial statements of Caledonia Mining Corporation as at and for the year ended December 31, 2012 were audited by BDO Canada LLP, who expressed an unmodified opinion on those statements on May 26, 2013.

KPMG Inc.
Registered Auditor

Per Nick van Niekerk
Chartered Accountant (SA)
Director
March 28, 2014

3

Caledonia Mining Corporation
Consolidated statements of profit or loss and
other comprehensive income
(In thousands of Canadian dollars)

For the years ended December 31,	Note	2013	2012
		$	$
Revenue		65,113	75,221
Less: Royalty		(4,544)	(5,261)
Production costs	8	(27,412)	(25,653)
Depreciation		(3,276)	(3,392)
Gross profit		29, 881	40,915
Administrative expenses	9	(7,772)	(4,055)
Share-based payment expense	20	(68)	(14,569)
Indigenisation expenses	5	-	(1,700)
Foreign exchange gain/(loss)		1,677	(4)
Impairment	12	(14,203)	(330)
Results from operating activities		9,515	20,257
Finance income	10	24	79
Finance cost	10	(132)	(160)
Net finance costs		(108)	(81)
Profit before tax		9,407	20,176
Tax expense	11	(9,897)	(12,818)
(Loss)/Profit for the year		(490)	7,358
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		2,254	(1,589)
Other comprehensive income for the year, net of income tax		2,254	(1,589)
Total comprehensive income for the year		1,764	5,769
(Loss)/Profit attributable to:
Shareholders of the Company		(3,055)	8,720
Non-controlling interests		2,565	(1,362)
(Loss)/Profit for the year		(490)	7,358
Total comprehensive income attributable to:
Shareholders of the Company		(726)	7,112
Non-controlling interests		2,490	(1,343)
Total comprehensive income for the year		1,764	5,769
(Loss)/Earnings per share
Basic (loss)/earnings - $ per share	18	(0,061)	0.172
Diluted (loss)/earnings - $ per share		(0,061)	0.172

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board: "S.E. Hayden" - Director and "S.R.Curtis" - Director

Caledonia Mining Corporation
Consolidated statements of financial position
(In thousands of Canadian dollars)
	Note	2013	2012
As at		December 31	December 31
		$	$
Assets
Property, plant and equipment	12	33,448	36,471
Deferred tax asset	11	-	62
Total non-current assets		33,448	36,533
Inventories	13	6,866	5,508
Prepayments		177	126
Trade and other receivables	14	3,889	1,718
Cash and cash equivalents	15	25,222	27,942
Total current assets		36,154	35,294
Total assets		69,602	71,827

Equity and liabilities
Share capital	16	57,607	197,137
Reserves	17	156,069	13,677
Retained loss		(161,651)	(153,399)
Equity attributable to shareholders		52,025	57,415
Non-controlling interests		(51)	(1,796)
Total equity		51,974	55,619

Liabilities
Provisions	21	1,572	1,015
Deferred tax liability	11	8,522	5,913
Total non-current liabilities		10,094	6,928
Trade and other payables	22	4,600	5,775
Advance dividend accrual - indigenisation	5	-	1,987
Income taxes payable		1,138	1,518
Bank overdraft	15	1,796	-
Total current liabilities		7,534	9,280
Total liabilities		17,628	16,208
Total equity and liabilities		69,602	71,827

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board: "S.E. Hayden" - Director and "S.R.Curtis" - Director

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of Canadian dollars)
	Note	Share capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share based payment	Retained Loss	Total	Non- controlling interests ("NCI")	Total Equity

		$	$	$	$	$	$	$	$	$
Balance at December 31, 2011		196,163	5	(1,139)	-	3,407	(158,422)	40,014	-	40,014
Transactions with owners:
Share based payment transaction -	5	-	-	-	-	11,867	-	11,867	2,294	14,161
Shares-based payment transaction	20	-	-	-	-	408	-	408	-	408
Advance dividend paid to NCI	5	-	-	-	-	-	-	-	(5,707)	(5,707)
Shares issued	16	974	-	-	-	-	-	974	-	974
Blanket Mine indigenisation NCI introduced	5	-	-	737	-	-	(3,697)	(2,960)	2,960	-
Total comprehensive income:
Profit/(loss) for the year		-	-	-	-	-	8,720	8,720	(1,362)	7,358
Other comprehensive income for the year		-	-	(1,608)	-	-	-	(1,608)	19	(1,589)
Balance at December 31, 2012		197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	17	(140,000)	-	-	140,000	-	-	-	-	-
Shares-based payment transaction	20	-	-	-	-	68	-	68	-	68
Dividends paid		-	-	-	-	-	(5,202)	(5,202)	(745)	(5,947)
Shares issued	16	470	-	-	-	-	-	470	-	470
Movement within equity		-	(5)	-	-	-	5	-	-	-
Total comprehensive income:
(Loss)/profit for the year		-	-	-	-	-	(3,055)	(3,055)	2,565	(490)
Other comprehensive income for the year		-	-	2,329	-	-	-	2,329	(75)	2,254
Balance as December 31, 2013		57,607	-	319	140,000	15,750	(161,651)	52,025	(51)	51,974

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board: "S.E. Hayden" - Director and "S.R.Curtis" - Director

Caledonia Mining Corporation
Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2013	2012
		$	$
Cash flows from operating activities
Cash generated by operating activities	23	22,768	41,420
Interest received	10	24	79
Interest paid	10	(132)	(160)
Tax paid	11	(7,974)	(11,618)
Cash from operating activities		14,686	29,721
Cash flows from investing activities
Acquisition of property, plant and equipment	12	(11,738)	(7,909)
Proceeds on sale of property, plant and equipment		-	38
Net cash used in investing activities		(11,738)	(7,871)

Cash flows from financing activities
Dividends paid		(5,947)	-
Advance dividend paid	5	(1,987)	(3,739)
Proceeds from the exercise of share options	16	470	974
Net cash used in financing activities		(7,464)	(2,765)
Net (decrease)/increase in cash and cash equivalents		(4,516)	19,085
Cash and cash equivalents at beginning of year		27,942	9,256
Effect of exchange rate fluctuations on cash held		-	(399)
Cash and cash equivalents at year end	15	23,426	27,942

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board: "S.E. Hayden"- Director and "S.R.Curtis" - Director

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

1          Reporting entity

Caledonia Mining Corporation (the "Company") is a company domiciled in Canada. The address of the Company's registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The consolidated financial statements of the Group as at and for the year ended December 31, 2013 comprises the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorised for issue by the Board of Directors on March 28, 2014.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:
  equity-settled share-based payment arrangements measured at fair value on grant date.
(iii) Presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the reporting currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(iv) Going concern

These consolidated financial statements have been prepared on a going-concern basis.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

3          Use of estimates and judgements - (continued)

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are also discussed below:

i)          Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited ("Blanket Mine") required management to make significant judgements and assumptions which are explained in Note 5.

ii)          Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)          Exploration and evaluation ("E&E") expenditure

The application of the Group's accounting policy for exploration and evaluation expenditure requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties").

The Group also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

3          Use of estimates and judgements - (continued)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)          Share-based payment transactions

The Group measures the cost of equity-settled share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group's stock options.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

3          Use of estimates and judgements - (continued)

vi)          Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vii)          Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

viii)          Measurement of fair values

Some of the Group's accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair values. This includes a valuation team member who has overall responsibility for overseeing all significant fair value measurements.

Significant valuation issues are reported to the Group's Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.
  Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as price) or indirectly ( i.e. derives from prices).
  Level 3: inputs for the assets or liability that are not based for identical assets or observable market data (unobservable inputs).
4          Significant accounting policies

Except as stated in note 4(p), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

(a)   Basis of consolidation

i)           Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)           Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)           Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree's identifiable net assets at fair value at the acquisition date. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)           Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

i)           Foreign operations

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar, Zambian Kwacha and South African Rand ("ZAR"). These consolidated financial statements have been translated to Canadian dollars as follows:
  Assets and liabilities are translated using the exchange rate at period end; and
  Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income ("OCI").

When the Group disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in OCI.

ii)           Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c) Financial instruments

i)           Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4           Significant accounting policies - (continued)

The Group has the following non-derivative financial assets: trade and other receivables as well as cash and cash equivalents.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables as well as cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

ii)           Non-derivative financial liabilities

Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: bank overdrafts, Zimbabwe advance dividend accrual as recognised in 2012 and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

(e) Property, plant and equipment

i)           Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

ii)           Exploration and evaluation expenditure

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditure ("E&E") are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

iii)           Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

iv)           Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

  buildings 10 to 15 years
  plant and equipment 10 years
  fixtures and fittings including computers 4 to 10 years
  motor vehicles 4 years
Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the common course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4           Significant accounting policies - (continued)

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4           Significant accounting policies - (continued)

The Group's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of its fair value less cost to sell and its estimated value in use. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) Impairment of exploration and evaluation assets

The test for recoverability of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

  The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
  Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
  The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
  Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4           Significant accounting policies - (continued)

(h) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(i) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period or immediately for awards already vested.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

(ii) Share-based payment relating to the indigenisation transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognised immediately as an expense in 2012 in the statement of comprehensive income, with a corresponding increase in equity, when the transaction became effective.

(j) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(k) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group's estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from production are charged to profit and loss for the period. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

(l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the gold price at the date of the transaction.

(m) Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets and also includes interest on bank overdraft balances. Finance income and finance costs further include foreign exchange differences on financial assets and financial liabilities.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share ("EPS") data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 18) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

(p) Changes in accounting policies

The Group has adopted the following new standards, including any consequential amendments to other standards, with a date of 1 January 2013.

  Disclosures - Offsetting Financial Assets and Financial Liabilities ( Amendments to IFRS 7)
  IFRS 10 - Consolidated Financial Statements (2011)
  IFRS 12 - Disclosure of Interest in Other Entities
  IFRS 13 - Fair Value Measurement
  Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)
  IAS 19 - Employee Benefit (2011)
  Recoverable Amount Disclosure for Non-Financial Assets (Amendments to IAS 36) (2013)
The nature and effects of the changes are explained below.

Offsetting of financial assets and financial liabilities

The Group does not have financial assets and financial liabilities that are offset. As a result, the amendments to IFRS 7 did not require expanded disclosure about the offsetting of financial assets and financial liabilities.

Subsidiaries

As a result of IFRS 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 (2011) introduces a new model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the ability to use its power to affect those returns.

In accordance with the transition provisions of IFRS 10 (2011), the Group reassessed the control conclusion for its investees at 1 January 2013. The results of the assessment did not require a change in its control conclusion in respect of its investments.

Refer to note 5 for the assessment of the control in Blanket Mine.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

Disclosure of interest in other entities

As a result of IFRS 12, the Group has expanded its disclosure about its interests in subsidiaries (see Note 5).

Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosure about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurements date.

It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, the Group has included additional disclosure in this regard (see Note 3(viii).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group's assets and liabilities.

Presentation of items of OCI

As a result of the amendments to IAS 1, the Group has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss.

(q) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

Standard/Interpretation		Effective date*	Adoption date by the Group
IFRS 9	Financial Instruments	To be decided	To be decided
IAS 32 amendment	Financial Instruments: Presentation	January 1, 2014	31 December
	& Financial Instruments: Disclosures		2014
IAS 36 amendment	Disclosure of recoverable amount for	January 1, 2014	31 December
	non-financial assets		2014

* Annual periods beginning on or after

IFRS 9 Financial Instruments

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

The effective date of IFRS 9 was 1 January 2015. The effective date has been postponed and a new date is yet to be specified. The Group will adopt the standard in the first annual period beginning on or after the mandatory effective date (once specified). The impact of the adoption of IFRS 9 has not yet been estimated as the standard is still being revised and impairment and macro-hedge accounting guidance is still outstanding.

There may be an impact on the Group's statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to IAS 32 will be adopted by the Group in the year ending December 31, 2014.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by "currently has a legally enforceable right to set off". The amendment provides guidance in IAS 32 to clarify the criteria.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

4          Significant accounting policies - (continued)

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

  Not contingent on a future event; and
  Enforceable in all of the following circumstances:
  - The normal course of business;
  - The event of default;
  - The event of insolvency or bankruptcy.
IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment's impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group. IAS 36 Amendment - Disclosure of recoverable amount for non-financial assets

The Group will adopt the amendments to IAS 36 (2013) in the year ending 31 December 2014. To the extent that impairment is recognised and the recoverable amount is determined with reference to fair value less costs of disposals, the required additional disclosure will be provided.

5          Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

  A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for US$11.74 million.
  A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
  A 10% interest was sold to Blanket Employee Trust Services (Private) Limited ("BETS") for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine's employees holding participation units in the Employee Trust.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

5 Blanket Zimbabwe Indigenisation Transaction - (continued)

  A 10% interest was donated to the Gwanda Community Share Ownership Trust ("GCSOT"). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the GCSOT.
The Group facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the GCSOT) which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

In order to ensure the repayment from Blanket Mine to Caledonia of the vendor funding , Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket Mine has received its certificate of compliance which confirms that Blanket Mine is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33). Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket Mine was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited ("CHZ") a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket Mine should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket Mine and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

5       Blanket Zimbabwe Indigenisation Transaction - (continued)

Control as contemplated in IFRS 10 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket Mine as well as consideration of the de facto control aspects of the relative shareholdings in Blanket Mine. The aspect of control under IFRS 10 is reviewed at each reporting period.

  Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:
  Non-controlling interests ("NCI") were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
  (a) 20% of the 16% shareholding of NIEEF;
  (b) 20% of the 15% shareholding of Fremiro;
  (c) 100% of the 10% shareholding of the GCSOT.
  This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
  The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value calculated at fair value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2013, the attributable net asset value calculated at fair value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
  As the facilitation loans are only repayable from dividends declared by Blanket Mine, a loan receivable is not recognised and the arrangement is accounted for within equity.
  The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognised as a share based payment expense (refer Note 20).
  The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

5           Blanket Zimbabwe Indigenisation Transaction - (continued)

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at Dec 31, 2013 # US$	Dec 31 2012 US$
NIEEF	16%	3.2%	12.8%	11,742	11,742
Fremiro	15%	3.0%	12.0%	11,360	11,402
GCSOT	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,573	7,602
	51%	16.2%	24.8%	30,675	30,746

The balance on the facilitation loans is reconciled as follows:

US$
Subscription price funded on loan account - at 5 September 2012	30,090
Interest accrued	2,705
Dividends used to repay loans	(2,120)
Balance at December 31, 2013	30,675

* The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

The following Indigenisation costs have been incurred:

	2013	2012
	$	$
Donation to Gwanda GCSOT	-	1,140
Legal fees	-	21
Professional consulting fees	-	539
	-	1,700

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the GCSOT as follows:

(a) Advances to the GCSOT against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

5          Blanket Zimbabwe Indigenisation Transaction - (continued)

  A US$2 million payment on or before September 30, 2012;
  A US$1 million payment on or before February 28, 2013; and
  A US$1 million payment on or before April 30, 2013.
These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the GCSOT.

(b) An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding. The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF advance dividend loan account, interest on the NIEEF facilitation loan is suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements. The loans arising are not recognised as loans receivable by Blanket Mine as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

The movement in the advance dividend loans is reconciled as follows:

	NIEEF	GCSOT	Total
	US$	US$	US$
Balance at January 1, 2012	-	-	-
Paid	1,800	2,000	3,800
Interest accrued	-	62	62
Balance at December 31,2012	1,800	2,062	3,862
Paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31, 2013	358	3,507	3,865

The advance payments to the GCSOT of US$2 million, payable in February and April 2013, were recognised as a liability in the year ended 2012 as Blanket Mine had a present obligation to make the payments. These amounts were paid in 2013.

The dividends paid by Blanket Mine to NCI as presented in the statement of changes and equity represented the cash flows to NCI.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

6          Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

  Currency risk (refer note 24)
  Interest rate risk (refer note 24)
  Credit risk (refer note 24)
  Liquidity risk (refer note 24)
This note and note 24 presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group's Audit Committee oversees management's compliance with the Group's financial risk management policy.

The fair value of the Group's financial instruments approximates their carrying value unless otherwise noted.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not apply hedge accounting to manage its exposure to currency risk.

(b) Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management's policy is to invest cash in financial institutions that offer competitive interest rates.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

6         Financial risk management - (continued)

(c) Credit risk

Credit risk is the risk of a financial loss to the Group if a third party fails to meet its contractual obligation. Gold sales were made to Rand Refineries in South Africa and Metalor Technologies in Switzerland during the year and the payment terms were stipulated in the service delivery contract and are adhered to in all instances. Cash is deposited only with "A" grade banks. Gold sales are only made to one refinery at a time.

(d) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditure by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for public liability risk, assets all risk and comprehensive cover on all motor vehicles.

7          Capital Management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group's capital includes shareholders' equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2013	2012
	$	$
Total equity	51,974	55,619

The Group's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at December 31, 2013, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

8              Production costs

	2013	2012
	$	$
Salaries and wages	10,105	8,491
Consumable materials	14,470	13,286
Site restoration	151	43
Exploration	(288)	831
Safety	595	251
On mine administration	2,379	2,751
	27,412	25,653

9 Administrative expense

	2013	2012
	$	$
Investor relations	723	447
Management contract fee	879	704
Audit fee	333	443
Legal fee and disbursements	439	189
Accounting services fee	28	83
Listing fees	340	151
Directors fees	364	194
Salaries and wages	1,785	1,648
Employee benefits relating to indigenisation	216	-
Donation to scholarship fund	2,096	-
Other	569	196
	7,772	4,055

10Finance income and finance costs

	2013	2012
	$	$
Finance income on financial assets measured at amortised cost	24	79
Interest expense on financial liabilities measured at amortised cost	(132)	(160)
	(108)	(81)

11 Tax expense

	2013	2012
	$	$
Current and withholding tax	7,712	12,547
Deferred tax expense
Origination and reversal of temporary differences	2,185	271
Tax expense	9,897	12,818

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

11               Tax expense - (continued)

Reconciliation of tax rate

	2013	2013	2012		2012
	%	$		%	$
(Loss)/Profit for the year		(490)			7,358
Total tax expense		9,897			12,818
Profit before tax		9,407			20,176

Income tax using Company's domestic tax rate	26.5%	2,493	26.5%		5,347
Tax rate differences in foreign jurisdictions		(1,450)			(210)
Change in tax rate		-			(254)
Foreign currency difference		(12)			439
Withholding taxes		1,837			1,763
Share based payment expenses and other non-		1,222			4,364
deductible expenses
Accrual for tax dispute		-			806
Change in unrecognized deferred tax assets		5,807			563
Tax expense		9,897			12,818

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada in 2012.

Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2013	2012
	$	$
Deductible temporary differences	3,594	3,338
Non-capital tax loss carried forward	16,029	10,478
	19,623	13,816

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

11               Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$
Property, plant and equipment	-	-	(8,619)	(6,156)	(8,619)	(6,156)
Unrealised foreign exchange	-	61	-	-	-	61
Inventories	-	-	(85)	66	(85)	66
Provisions	221	4	-	177	221	181
Other items	-	(3)	(39)	-	(39)	(3)
Tax assets (liabilities)	221	62	(8,743)	(5,913)	(8,522)	(5,851)

Tax paid
	2013	2012
	$	$
Income tax payable at January 1	1,518	295
Tax expense - current year	7,712	12,547
Foreign currency movement	(118)	294
Tax paid	(7,974)	(11,618)
Income tax payable at December 31	1,138	1,518

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

12              Property, plant and equipment

		Mineral	Mineral
	Land and	properties	properties not	Plant and	Fixtures and	Motor
	buildings	depreciated	depreciated	equipment	fittings	vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals(1)	-	(622)	-	-	-	(39)	(661)
Impairment	-	-	-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464

(1)  This represents the disposal of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

There are commitments to purchase plant and equipment totalling $178 (2012 - $1,030) at year end.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

12           Property, plant and equipment - (continued)

		Mineral	Mineral
	Land and	properties	properties not	Plant and	Fixtures and	Motor
	buildings	depreciated	depreciated	equipment	fittings	vehicles	Total
Depreciation and
Impairment losses	$	$	$	$	$	$	$
Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Derecognition				(443)			(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment (1)	(a)399	-	(b)13,713	91	-	-	14,203
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016

Carrying amounts
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

12   Property, plant and equipment - (continued)

(1)  The impairments detail herein relate to the following:

(a) This relates to the cost attributable to mineral rights held by Eersteling Gold Mine. Due to changed legislation this cost no longer has value to the Group. This mineral right does not relate to the application lodged for the New Order Mining Right applied for by Eersteling Gold Mine.
(b) This relates to exploration expenditure incurred at Caledonia Nama Limited in Zambia. The full carrying value of costs previously incurred and capitalised are impaired in 2013 for the following reasons:
  Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned, and
  The Group has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
13   Inventories

	2013	2012
	$	$
Consumable stores	5, 995	4,720
Gold in process	871	788
	6,866	5,508

Inventory comprises gold in process at the Blanket Mine and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

14  Trade and other receivables

	2013	2012
	$	$
Bullion revenue receivable	1,662	-
VAT receivables	1,331	1,103
Deposits for stores and equipment and other receivables	896	615
	3,889	1,718

The bullion revenue receivable was received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

15              Cash and cash equivalents

	2013	2012
	$	$
Bank balances	25,222	27,942
Cash and cash equivalents in the statement of financial
position	25,222	27,942
Bank overdrafts used for cash management purposes	(1,796)	-
Cash and cash equivalents in the statement of cash flows	23,426	27,942

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the bank's base rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

16              Share capital

Authorised
Unlimited number of shares of no par value
Unlimited number of preference shares of no par value.

Issued	(1)Number of fully paid	Amount
	shares	$
December 31, 2011	50,054,928	196,163
Share options exercised during the year	1,391,250	974
December 31, 2012	51,446,178	197,137
Reduction in stated capital(note 17)	-	(140,000)
Share options exercised during the year	671,730	470
December 31, 2013	52,117,908	57,607

The holders of share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

(1) The directors of the Group took a decision to consolidate the issued shares on a 10:1 basis. Subsequent to the consolidation all the fully paid shares are stated after the consolidation effect.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

17               Reserves

Investment revaluation reserve

The investment revaluation reserve arises from the valuation of investments at fair value through statement of comprehensive income. The amount has been transferred to retained loss in the current year since the investment has been disposed.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on 24 January 2013 so as to be able to commence dividend payments.

Reserves reconciliation

	2013	2012
	$	$
Investment revaluation reserve	-	5
Foreign currency translation reserve	319	(2,010)
Share-based payment reserve	15,750	15,682
Contributed surplus	140,000	-
Total - December 31	156,069	13,677

18              (Loss)/earnings per share

Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share at December 31, 2013 was based on the (loss)/profit attributable to shareholders of ($3,160) (2012: $8,720), and a weighted average number of shares outstanding of 51,986,466 (2012: 50,597,068).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

18               (Loss)/Earnings per share - (continued)

Weighted average number of shares
(In number of shares)	Note	2013	2012

Issued share capital at January 1	16	51,446,178	50,054,928
Weighted average issues during the year		540,288	542,140
Weighted average number of shares at December 31		51,986,466	50,597,068

The weighted average number of shares as at 31 December 2012 was 505,970,684. The directors of the Group took a decision to consolidate the issued shares on a 10:1 basis. Subsequent to the consolidation, the weighted average number of shares was restated to 50,597, 068.

	2013	2012
	$	$
(Loss)/profit attributable to shareholders	(3,055)	8,720
Blanket Mine Employee Trust Adjustment	(105)	-
Adjusted (loss)/profit attributable to shareholders	(3,160)	8,720
Diluted (loss/)earnings attributable to shareholders	(3,160)	8,720

Basic (loss)/earnings per share -$ per share	(0.061)	0.172
  Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
  Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine's Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value during the period of the Blanket Mine shares is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.
The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

18               (Loss)/Earnings per share - (continued)

The calculation of diluted earnings per share at December 31, 2013 was based on the (loss)/profit attributable to shareholders of ($3,160) (2012: $8,720), and a weighted average number of shares and potentially dilutive shares outstanding of 52, 007,646 (2012: 50,833,182), calculated as follows:

Weighted average number of common shares

(In number of shares)	2013	2012
Weighted average number of shares (basic) at December 31	51,986,466	50,597,068
Effect of dilutive options	21,180	236,114
Weighted average number of shares (diluted) at December 31	52,007,646	50,833,182
Diluted (loss)/earnings - $ per share	$(0.061)	$0.172

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,576,920 options (2012 - 2,577,900) was excluded from the above calculations because these options were anti-dilutive.

19              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund ("Fund") in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2013 was $445 (2012: $341).

20              Share-based payments

At December 31, 2013 the Group has the following share-based payment arrangements:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years. Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company. At December 31, 2013, the Company has the following options outstanding:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

20              Share-based payments - (continued)

Number of Options	Exercise Price	Expiry Date(1)
	$
21,000	0.70	April 29, 2014
30,000	0.70	Mar 23, 2014
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Sept 10, 2017
190,000	0.72	Nov 21,2018
2,847,920

(1) In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2013 and 2012 are as follows:

		Weighted Avg.
	Number of Options	Exercise Price
Options outstanding and exercisable at December 31, 2012	33,296,500	0.105
Revised balance at December 31, 2012 after consolidation	3,329,650	1.05
Exercised	(671,730)	0.70
Granted	190,000	0.72
Options outstanding and exercisable at December 31, 2013	2,847,920	1.11

The weighted average remaining contractual life of the outstanding options is 2.76 years (2012: 2.92 years). The weighted average share price at the date of exercise for the options exercised in the year was $1.16.

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted. As of December 31, 2013 there are 2,363,871 stock options available to grant (2012: 1,814,968 stock options)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2013 and 2012.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

20              Share-based payments - (continued)

	2013	2012
Risk-free interest rate	0.95%	1%
Expected dividend yield	Nil	Nil
Expected stock price volatility (based on historical volatility)	57.88%	58.37%
Expected option life in years	5	5
Exercise price	0.72	0.90
Share price at grant date	0.72	0.90
Fair value at grant date	0.356	0.44
Expected forfeiture rate	0%	0%

(b) Equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction

The equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Mine Employee Trust Services (Private) Limited (BETS), were accounted for as share-based payments under IFRS 2 Share Based Payment, whilst the equity instruments granted to BETS have been accounted for under IAS 19 Employee benefits.

The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:
  The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
  The value of any advance dividends paid to participants;
  The value of any "trickle dividends", being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.
To determine the fair value of the equity-settled share-based payment and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket Mine	C$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

20           Share-based payments - (continued)

The share based payment expense in the current year was as follows:

	Note	2013	2012
		$	$
Share options granted		68	408
Option value of the Blanket Mine indigenisation transaction	5	-	14,161
Total costs		68	14,569

21 Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2022 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

$
Balance at January 1, 2012	1,785
Foreign currency adjustment	(58)
Unwind of discount	43
Change in estimate during the year	(755)
Balance at December 31, 2012	1,015

Balance at January 1, 2013	1,015
Foreign currency adjustment	1
Unwind of discount	(1)
Change in estimate during the year	557
Balance at December 31, 2013	1,572
Non-current	1,572

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2.75% (2012 - 2.75%).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

22              Trade and other payables

	$	$
Trade payables	1,026	4,855
Other payables and accrued expenses	3,574	920
	4,600	5,775

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23              Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2013	2012
	$	$
(Loss)/Profit for the year	(490)	7,358
Adjustments for:
Net finance costs	108	81
Income tax expense	9,897	12,818
Site restoration	556	(91)
Share-based payment expense	68	14,569
Depreciation	3,276	3,392
Impairment	14,203	330
Cash generated by operations before working capital changes	27,618	38,457
Inventories	(1,767)	(1,151)
Prepayments	(51)	195
Trade and other receivables	(2,226)	1,846
Trade and other payables	(806)	2,073
Cash generated by operating activities	22,768	41,420

24 Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Metalor Technologies before year end. The amount was settled in January 2014.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

24               Financial instruments - (continued)

Based on past experience, the directors believe that the outstanding receivable by Metalor Technologies is of good credit quality.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2013	2012
	$	$
Canada	-	30
Other regions	3,889	1,683

Impairment losses

None of the trade and other receivables is past due at the year-end date.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

	Carrying	6 months
December 31, 2013	amount	or less
	$	$
Non-derivative financial liabilities
Trade and other payables	4,600	4,600
Bank overdraft	1,796	1,796
	6,396	6,396

	Carrying	6 months or
December 31, 2012	amount	less
	$	$
Non-derivative financial liabilities
Trade and other payables	5,775	5,775
Advance dividend accrual - indigenisation	1,987	1,987
	7,762	7,762

Currency risk

As the Group operates in an international environment, some of the Group's financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollar in the Group's consolidated financial statements.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

24               Financial instruments - (continued)

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group's assets and liabilities and the amount of shareholders' equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements. Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

	2013	2012
	$	$
Cash and cash equivalents	25,042	26,451
Bank overdraft	(1,796)	-
Trade and other receivables	3,887	1,687
Trade and other payables	(5,160)	(4,858)
Advance dividend accrual - Indigenisation	-	(1,987)

The following exchange rates applied during the year:

	Average rate during
	the year		Spot rate
			December 31,	December 31,
	2013	2012	2013	2012
(In Canadian dollars)	$	$	$	$
USD 1	1.0300	0.9998	1.0696	0.9935
Rand 1	0.1071	0.122	0.1019	0.1162
Kwacha	0.1895	0.0002	0.1921	0.0002

Sensitivity analysis

A strengthening/weakening of the Canadian dollar, against the USD and Rand at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

		Profit or
	Equity	loss
(Effect in thousands of Canadian dollars)	$	$
December 31, 2013
USD (for each 1 percent movement)	2	132
Rand (for each 1 percent movement)	10	101

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

24               Financial instruments - (continued)

December 31, 2012
USD (for each 1 percent movement)	28	209
Rand (for each 1 percent movement)	3	56

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe ("RBZ") in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to $nil whilst Blanket Mine continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

25              Dividends

The following dividends were declared and paid by the Company (excluding NCI) for the year ended December 31, 2013.

	2013	2012
	$	$
$0.0998 per qualifying share (2012: nil)	5,202	-

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

26              Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

27              Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel compensation comprised.

	2013	2012
	$	$
Short-term benefits	1,526	1,357
Share-based payments	36	401
	1,562	1,758

Key management personnel and director transactions:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of those entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

27              Related parties - (continued)

				Balance
				As at December
	Note	2013	2012	2013	2012
		$	$	$	$
Management fees, allowances and bonus paid or
accrued to a company for management services	(i)
provided by the Group's President		736	704	-	-
Rent for office premises paid to a company owned by
members of the President's family.		38	43	-	-
Legal fees and disbursements up to retirement.		88	111	-	6
Directors fees paid		285	215	-	48

 The Group has entered into a management agreement with Epicure Overseas S.A. ("Epicure"), a Panamanian Group, for management services provided by the President. The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

28              Group entities

	Country of	Legal
	incorporation	shareholding
		2013	2012
Subsidiaries of the Company		%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100
Caledonia Kadola Limited	Zambia	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100
Caledonia Nama Limited	Zambia	100	100
Caledonia Western Limited	Zambia	100	100
Dunhill Enterprises Inc.	Panama	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100
Greenstone Management Services (Proprietary)	South Africa	100	100
Limited
Greenstone Management Services Limited	United Kingdom	100	100
Maid O' Mist (Proprietary) Ltd	South Africa	100	100
Mapochs Exploration (Proprietary) Ltd	South Africa	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

	Country of	Legal
	incorporation	shareholding
		2013	2012
Subsidiaries of the Company		%	%
Blanket (Barbados) Holdings Limited	Barbados	100	100
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49
Blanket Employee Trust Services (Private) Limited	Zimbabwe
(BETS) (1)		-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe
		-	-
 BETS and the Employee Trust are consolidated as structured entities.
(2) Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3) Blanket has no subsidiary companies.

29               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group's President reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Greenstone Management Services (Proprietary) Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

29               Operating Segments - (continued)

Information about reportable segments

					Inter-group
			South		eliminations
2013	Corporate	Zimbabwe	Africa	Zambia	adjustments	Total
	$	$	$	$	$	$
External Revenue	-	65, 113	10,618	-	(10,618)	65,113
Royalty		(4,544)	-			(4,544)
Production costs	-	(28,580)	(9,749)	-	10,917	(27,412)
Management fee	-	(4,820)	4,820	-	-	-
Other income/(expense)	5,770	(5,770)	-	-	-	-
Administrative expenses	(2,872)	(2,380)	(2,304)	-	(216)	(7,772)
Share-based payment expenses	(68)	-	-	-		(68)
Depreciation	-	(3,491)	(15)	-	230	(3,276)
Impairment	-	(91)	(399)	(13,713)	-	(14,203)
Finance income	24	-	-	-	-	24
Finance expense	-	(132)	-	-	-	(132)
Foreign exchange gain/(loss)	111	1	2,336	-	(771)	1,677
Segment profit before income tax	2,965	15,306	5,307	(13,713)	(458)	9,407
Tax expense	(1,842)	(6,482)	(1,573)	-	-	(9,897)
Segment profit after income tax	1,123	8,824	3,734	(13,713)	(458)	(490)
Geographic segment assets:
Current	15,064	10,599	10,446	45	-	36,154
Non-Current	55	34,840	331	-	(1,778)	33,448
Expenditure on property, plant
and equipment	-	9,461	35	2,637	(395)	11,738
Intercompany balances	60,893	1,773	6,287	-	(68,953)	-
Geographic segment liabilities
Current	160	5,731	1,635	8	-	7,534
Non-current	-	9,360	734	-	-	10,094
Intercompany balances	3,601	783	38,623	25,946	(68,953)	-

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

			South		Inter-group
2012	Corporate	Zimbabwe	Africa	Zambia	eliminations	Total
					adjustments
	$	$	$	$	$	$
External revenues	-	75,221	8,054	-	(8,054)	75,221
Royalty	-	(5,261)	-	-	-	(5,261)
Production costs	-	(26,842)	(7,202)	-	8,391	(25,653)
Management fee	-	(4,761)	4,761	-	-	-
Administrative expenses	(2,390)	(214)	(1,451)	-	-	(4,055)
Share-based payment expenses	(408)	(14,161)	-	-	-	(14,569)
Depreciation		(3,414)	(183)	-	205	(3,392)
Impairment	-	(330)	-	-	-	(330)
Finance income	17	62	-	-	-	79
Finance expense	-	(160)	-	-	-	(160)
Indigenisation costs	(292)	(1,396)	(12)	-	-	(1,700)
Foreign exchange gain/(loss)	-	(4)	453	-	(453)	(4)
Segment profit before income tax	(3,073)	18,740	4,420	-	89	20,176
Tax expense	-	(11,482)	(1,336)	-	-	(12,818)
Segment profit after income tax	(3,073)	7,258	3,084	-	89	7,358
Geographic segment assets:
Current	19,581	9,847	5,824	42	-	35,294
Non-current	55	25,129	608	10,741	-	36,533
Expenditure on property, plant
and equipment	-	4,371	15	3,614	(91)	7,909
Intercompany balances	66,008	-	6,616	-	(72,624)	-
Geographic segment liabilities
Current	909	7,259	1,106	6	-	9,280
Non-current	-	6,620	308	-	-	6,928
Intercompany balances	13,680	1,422	35,966	21,556	(72,624)	-

Major customer

Revenues from Rand Refinery in South Africa and Metalor Technologies in Switzerland amounted to $65,113 in 2013. In 2012, revenue from Rand Refinery in South Africa amounted to $75,221.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

Directors and Management at March 28, 2014

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. E. Hayden
Non- executive Director	President and Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. E. Hayden (3) (4) (5) (6) (7)	S. R. Curtis
President and Chief Executive Officer	Vice-President Finance and Chief
Johannesburg, South Africa	Financial Officer
Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Retired Mining Engineer	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

S. R. Curtis (4) (5) (7)	Dr. T. Pearton (6) (7)
Vice-President Finance and Chief Financial officer	Vice-President Exploration
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	J.M. Learmonth (5) (7)
Non- executive Director	Vice-President Business Development
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Toronto, Ontario, Canada	36 Toronto Street - Suite1000
Toronto, Ontario, M5C 2C5
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit
Committee
Non- executive Director	Board Committees
Cape Town, South Africa	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)
____________________________________________________________________________________________

CORPORATE DIRECTORY as at March 28, 2014

CORPORATE OFFICES
Canada - Head Office
Caledonia Mining Corporation
Suite 4009, 1 King West
Toronto, Ontario M5H 1A1
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com
South Africa - Africa Office
Greenstone Management Services (Pty) Ltd.
P.O. Box 834
Saxonwold 2132
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Zambia
Caledonia Mining (Zambia) Limited
P.O. Box 36604
Lusaka, Zambia
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154

Zimbabwe
Caledonia Holdings Zimbabwe (Limited)
P.O. Box CY1277
Causeway, Harare
Zimbabwe
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248

CAPITALIZATION at March 28, 2014
Authorised: Unlimited
Shares, Warrants and Options Issued:
Common Shares:                  52,117,908
Warrants:                                          Nil
Options:                                  2,847,920

SHARES LISTED
Toronto Stock Exchange Symbol "CAL"
NASDAQ OTCQX Symbol "CALVF"
London "AIM" Market Symbol "CMCL"

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

AUDITORS
KPMG Inc.
85 Empire Road
Parktown 2193
South Africa
Tel: +27 83 445 1400, Fax: + 27 11 647 6018

REGISTRAR & TRANSFER AGENT
Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel:+1 416 263 9483

BANKERS
Canadian Imperial Bank of Commerce
6266 Dixie Road
Mississauga, Ontario L5T 1A7 Canada

NOMAD
Numis Securities Limited
The London Stock Exchange Building
10 Paternoster Square
London EC4M 7LT
Tel: +44 207 260 1000

JOINT BROKERS (AIM)
Numis Securities Limited

WH Ireland
24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751